Exhibit 99.1

ENTRÉE DISCOVERS NEW HIGH GRADE GOLD ZONE
AT SHIVEE WEST, MONGOLIA

Vancouver, B.C., January 10, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received final results from the recently completed work program on its 100%-owned Shivee West project in Mongolia.  Work was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone (“Argo Zone”) was discovered 250 metres beyond the previously known area of gold mineralization (see news release dated December 14, 2011). Significant results at the Argo Zone included two separate high-grade chip samples averaging 42.4 grams/tonne gold (“g/t Au”) over 4 metres and 19.3 g/t Au over 3 metres (see map on www.entreegold.com).

Greg Crowe, President and CEO of Entrée, commented, “This program yielded some very high grades in a new area of mineralization now called the Argo Zone.  Both Zone III and Argo lie within a well-defined, northerly-trending magnetic-low, which extends for at least 2.5 kilometres along strike. Potential for additional gold targets is excellent and we are planning further exploration in 2012.”

The 2011 work program targeted near-surface epithermal gold mineralization and included 23 vertical holes (2,470 metres) of reverse circulation (“RC”) drilling, 1,120 linear metres of excavator trenching and surface sampling over an area of 200 metres x 600 metres.  The area tested now appears to comprise two distinct zones of shallow gold mineralization (Zone III and Argo) hosted by quartz veined felsic volcanic rocks located approximately 300 metres apart.

The Argo Zone has been partly defined by six new RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling.  Hole EGRC-11-112 returned 14 metres of 1.82 g/t Au and hole 11-111 returned 3 metres of 2.21 g/t Au (see table of results below).  The two very high-grade chip samples were taken to evaluate a quartz stockwork in dacitic volcanic rocks 50 metres southeast of the nearest 2011 RC drill hole.  The mineralization remains open in several directions.

Trench sampling in 2011 on Zone III returned 0.69 g/t Au over 6 metres and a separate interval of 1.44 g/t Au over 6 metres.  Previously, trench and outcrop sampling returned gold values of up to 0.51 g/t over 22 metres and 1.39 g/t over 18 metres.  Numerous grab samples of siliceous material in the Zone III area have returned between 0.2 g/t and 29.2 g/t Au.  Best results from recent RC drilling are from hole EGRC-11-123, located near the centre of Zone III, which returned 8 metres of 2.08 g/t Au.

Planning is underway for additional drilling and surface work commencing in Q2 2012 to better define gold mineralization in both Zone III and the Argo Zone.

Table 1. Significant gold results – Zone III and Argo RC Holes

HOLE	FROM (m)	TO (m)	INTERVAL (m)	Au g/t	COMMENT
EGRC-11-109*	63	67	4	0.27	Argo Zone
EGRC-11-110*	34	40	6	0.36	Argo Zone
EGRC-11-111*	67	70	3	2.21	Argo Zone; Ended in mineralization
EGRC-11-112*	46	51	5	0.91	Argo Zone
including	47	48	1	3.35
and	63	77	14	1.82
including	73	75	2	9.32
EGRC-11-114	17	20	3	0.76	Argo Zone; Ended in 0.18 g/t Au over 6 m
EGRC-11-119	66	71	5	0.36	Zone III
EGRC-11-121	65	67	2	0.74	Zone III
EGRC-11-123	67	75	8	2.08	Zone III; First sample is 9.34 g/t Au over 1 m
including	67	69	2	5.60

*Announced in December 14, 2011 news release.

QUALITY ASSURANCE AND CONTROL

Rock chips and RC drill chips from Shivee West were prepared and submitted to Actlabs Asia LLC located in Ulaanbaatar, Mongolia.  Prepared standards, blanks and duplicates are inserted into the RC sample stream at the project site to monitor the quality control of the assay data.

QUALIFIED PERSON

James R. Foster, P.Geo., Entrée's Exploration Manager - Lookout Hill, and a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico.  The primary asset is the Ann Mason property near Yerington, Nevada, which hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% copper using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the extent and timing of the Company’s drilling and exploration programs, the interpretation of its exploration results, and the potential for discovery of additional mineralized zones and targets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold, copper and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.